Notice to Orkla's Web-site, Stock Exchange and Hugin

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Release of fourth quarter results 2006

Orkla will report fourth quarter results on Wednesday 14 February 2007 at 7.00 a.m.

A presentation of the fourth quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A session will be simultaneous translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through e-mail.

For registration to the presentation at Vika Atrium pls. send an e-mail to info@orkla.no.

Orkla ASA,
Oslo, 7 February 2007

Contacts Orkla Investor Relations:
Rune Helland, Tel: +47 22 54 44 11
Siv M. Skorpen Brekke, Tel: +47 22 54 44 55